April 4, 2008

VIA EDGAR

Ms. Ellen Sazzman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

Dear Ms. Sazzman,

This letter responds to comments provided to Christopher C. Okoroegbe on April 3, 2008 for Post-Effective Amendment (“PEA”) No. 28 to the Registration Statement for ING Strategic Allocation Portfolios, Inc. (“Registrant”). Set forth below is the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”). In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: Explain why Class I returns are being adjusted and shown in the ADV Class and Class S prospectuses.

Response: We appreciate the Staff’s comment. In particular, we agree with the Staff on the need to present performance information in a manner that does not confuse or mislead investors. We note that guidance from the Staff has permitted adjustment of earlier performance to reflect the fees and expenses of new funds or new classes where the adjustment “will result in total return figures for the Funds that are no higher than would result from the use of actual expenses[…[“ (e.g., a Massachusetts Mutual Life Insurance Co. No-Action Letter (Publicly Available September 28, 1995) “MassMutual”). Thus, while we would not permit any of our funds to show adjusted performance figures that resulted in higher total returns for such funds, we will show adjusted performance where such adjustments result in lower (or equivalent) total returns. Furthermore, we are concerned that showing unadjusted returns would mislead investors. Finally, we note that the general Staff position against adjustment cited in MassMutual (1) has been partly superseded by the Quest for Value Dual Purpose Fund, Inc. No-Action Letter (publicly available February 28, 1997): the Staff therein permitted an adjustment for higher expenses and noted that the Staff would “take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund[…]”(2) As such, we propose to maintain our current practice with respect to adjustment of fund performance to reflect a higher level of internal fund expenses than were actually paid by Class I of the Fund.

FN(1) “the staff generally takes the position that an investment company may not recalculate its standardized total return to reflect new Rule 12b-1 fees or other internal fund expenses, but must calculate standardized total return using the actual fees charged to the Funds. This position is based, at least in part, on the rationale that reflecting revised expenses in total return might require frequent and burdensome recomputations that could not be readily verified by Commission examiners.” The Staff in MassMutual then cited the Kidder, Peabody Equity Income Fund, Inc. No-Action Letter (publicly available November 1, 1991) (“Kidder Peabody”). FN(2) In the No-Action Letter, the Staff noted that Kidder Peabody was superseded to the extent that it (or any other positions) were inconsistent.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/ Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Phillip Newman, Esq.
Goodwin Procter LLP

Attachment A

April 4, 2008

VIA EDGAR

Ellen Sazzman, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)

Dear Ms. Sazzman:

ING Strategic Allocation Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Phillip Newman
Goodwin Procter LLP